Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-97995 and 333-168332) on Form S-8 of NBT Bancorp Inc. of our report dated June 23, 2011, with respect to the statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held at end of year as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

/S/ KPMG LLP
Albany, New York
June 23, 2011